0̸82-03116



10016285

RECEIVED

2010 SEP -7 P 12:45

OFFICE OF INTERNATIONAL CORPORATE FINANCE



GREAT QUEST METALS LTD

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

August 30, 2010

Great Quest Adds to its Kenieba Gold District Concessions

SUPPL

VANCOUVER, BC – Victor Jones, Chairman of Great Quest Metals Ltd. (TSX-V: GQ; Frankfurt: GQM), is very pleased to announce the signing of an option agreement by its wholly owned Malian subsidiary to acquire the 42 square kilometre Fambina gold concession in western Mali. This concession is partially contiguous with and east and south of its Sanoukou gold concession, which in turn is immediately south of the Company's former Kenieba concessions, sold to Avion Gold Corp. earlier this year.

Company strategy sets a focus on the potential in Mali for both its phosphate project near the Tilemsi Valley and the Kenieba, West Mali gold belt. The Company view is that the phosphate concessions, where it holds an area of 737 square kilometres prospective for phosphate (GQ News Release June 23, 2010), offer considerable scope for defining phosphate resources urgently needed by Mali. Significant existing and planned agricultural and infrastructure investment by foreign entities in Mali indicate a growing interest in the potential for Mali's agricultural sector.

The addition of the Fambina concession, which extends south to within 1.5 km of the Company's 100 sq km Dabia Ouest concession, brings the total area now held in the Kenieba district to 166 sq km and expands the opportunity to build on previous exploration success.

Initial programs on the Company's Sanoukou and Dabia Ouest concessions established drill targets on the Sanoukou concessions (GQ News Release July 29, 2010). The Company's Vice President of Exploration, Mamadou Keita (M.Sc.Geo.), is familiar with the Fambina concession and a recent property visit by the Company's Malian geologist confirmed the important presence of orpailleurs, or hand miners. The acquisition of this concession, together with the Sanoukou and the Dabia Ouest concessions provides the Company with an exceptional opportunity to take a district exploration approach for gold, linking areas of orpaillage and favourable geology along the Birimian greenstone belt of Western Mali.

. . . /2

dw 9/7

Under the terms of the option agreement, the Company may earn a 95% interest in the Fambina concession by making payments totalling approximately C$99,000 over 3 years. After the initial payment of C$42,550, the second payment is due in eighteen months. On completion of the payments the Company will hold a 95% interest subject to a 5% carried net profit interest and the reserve interest of the Government of Mali. The Convention d'Etablissement permit is in place and the Arrête de la Miniere permit was granted July 7, 2009. The agreement is exempt from filing requirements of the TSX Venture Exchange. A program of geological mapping and rock and soil sampling will commence immediately.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Victor J E Jones"

Victor J E Jones
Chairman

Great Quest is a Vancouver based exploration company with a focus on Mali, where it holds large concessions prospective for phosphate and several exploration-stage gold projects. The Company is funded this year from the proceeds of sale of its Kenieba gold project in Mali to Avion Gold Corp. and is debt free.

For additional information please contact:
Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838



GREAT QUEST METALS LTD

RECEIVED
2010 SEP -7 P 12:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Second Quarter Report to Shareholders - For the Six Months Ended June 30, 2010
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Dear Shareholders:
The following discussion and analysis was prepared as of August 25, 2010 and should be read in conjunction with the Company's quarterly financial statements for the six months ended June 30, 2010 and 2009, all of which have been prepared in accordance with Canadian generally accepted accounting principles.

This Management and Discussion and Analysis contains forward-looking statements that involve risks and uncertainties. Such information, although considered to be reasonable by the Company's management at the time of preparation, may prove to be inaccurate and actual results may differ materially from those anticipated in the statements made. Additional information related to the Company is on SEDAR at www.sedar.com as well as the Company's website at www.greatquest.com.

Introduction
Great Quest Metals Ltd.'s Second Quarter of Fiscal 2010 was an extremely significant one in the future development of the Company. The Sanoukou gold concession in western Mali, West Africa was acquired in April, and advanced to drill-ready status in May. In June, Great Quest added the 32 sq km Tarkint Est phosphate concession, which is north of and adjacent to the Company's Tin Hina concession.

In April, Jed Richardson joined the Board of Directors. Mr. Richardson worked for 5 years as a Research Analyst with Cormark Securities. In July, subsequent to the end of the Second Quarter, Mr. Ehud Levy, a consultant to the phosphate manufacturing industry, joined the Board.

The Company received proceeds of $172,250 through the exercise of 1,722,500 warrants and options during the Second Quarter and, subsequent to the Second Quarter, received proceeds of $17,000 through the exercise of 95,000 options for a total of $189,250.

Description of Business
The Company's operations consist of the exploration and development of mineral concessions in Mali and Canada, the maintenance of a head office in Canada, and the maintenance of an exploration office in Mali.

Sanoukou Gold Concession
In April, Great Quest acquired the 24 sq km Sanoukou gold concession, located south of and adjacent to the Kenieba concessions where the Company had previously defined a NI 43-101 inferred mineral resource of 324,000 ounces of gold at 3.92 grams per tonne. In January, 2010 the Kenieba concession was sold to Avion Gold Corporation for $4.35 million in cash and shares.

In May, a program of geological mapping and sampling was completed by Company geologists. Because of a lack of outcrop, mapping and sampling were mainly limited to areas of orpaillage where the local miners, or orpailleurs, had dug pits in the search for gold. Sampling was primarily confined to "reject" material which had been dug out of the pits but discarded in favour of higher grade material. The non-reject material was typically crushed and panned by the orpailleurs to recover the gold.

Geologically, the area of the concession consists of Birimian metasediments with a small granitic intrusion just southwest of the center of the concession and at least 8 albitite dykes distributed over a length of 4,000 metres northeast of the intrusion. A total of 103 samples, taken from 5 of these albitite dykes, averaged 2.57 grams per tonne. The individual 5 dykes were traced over a range of 978 to 3,587 metres. The significance of the occurrence of albitite dykes here is explained by the fact that the mineral resource established by Great Quest geologists on the Kenieba concession also occurred in an albitite dyke.



GREAT QUEST METALS LTD

Sanoukou Gold Concession (continued)

Under the terms of the Sanoukou agreement, Great Quest has an option to acquire a 100% interest in the concession, subject to a 5% carried net profit interest, by paying approximately $137,000 over a period of four years.

The Sanoukou concession is drill ready. The objectives of the drill program are to determine whether there are more albitite dykes then are already known and to ascertain whether the gold mineralization extends into the metasediments between the dykes.

Tin Hina and Tarkint Est Phosphate Concessions

In June 2010, the Company optioned the 320 sq km Tarkint Est concession covering the Chanamaguel hill in eastern Mali, north of and adjacent to the Company's 417 sq km Tin Hina concession. Together the concessions cover a total of 737 sq km. Under the terms of the agreement on the Tarkint Est concession, to earn a 97% interest, subject to a 3% carried net profit interest, Great Quest must pay approximately $200,000 over a 3 to 4 year period.

Within the two concessions, the phosphate occurs in one extensive sedimentary bed within an Eocene sequence of flat-lying sedimentary rock, which dips gently to the west. The phosphate bed is found in hills in the area but has been eroded away where valleys occur. On the basis of previous work, the most promising hills to date include the Alfatchafa, Chanamaguel and Tina Hina.

A preliminary program of mapping and sampling, carried out in June–July 2009, focused on the Alfatchafa hill, in the northern part of the concessions, where 26 grab samples were taken from a 0.40 to 1.7 m thick bed of phosphate rock over a length of 6,870 m along the east, south and west sides of the hill. Results of the analyses of the 26 samples ranged from 5.11 to 33.05 P_2O_5 and averaged 24.50%. The P_2O_5 is in the mineral apatite.

Dr. A. Allon plane-table mapped the phosphate bed of the Chanamaguel area in 1958-59 as exposed around the perimeter of an approximate 4.2 by 4.6 km hill in work for the Bureau Minier de la France d'Outre Mer. The maximum thickness of the phosphate layer is reported to be 1 metre. Dr. Allon took 2 samples from the Chanamaguel zone which assayed 25.4% P_2O_5 over 1.0 m and 29.1% P_2O_5 over 0.95 m. Dr. Allon also plane table mapped the Tin Hina hill.

Great Quest is currently awaiting the granting of a permit on the two concessions. The first program, probably starting in November, will consist of RAB drilling and pitting the Alfatchafa zone to establish a NI 43-101 mineral resource. The program will also include acquisition of remote sensing data and a concurrent program of mapping and sampling on the several other hills in the area to determine the grade of P_2O_5 and thickness of the bed of phosphate rock to prepare for subsequent drill programs.

Dabia Ouest Gold Concession

Minimal work was completed on the Dabia Ouest concession in the Second Quarter. The next program will consist of geophysical surveys and pitting along the Columbo River where a large area of anomalous gold occurs.

Bourdala Gold Concessions

Great Quest holds 7 concessions in the area covering 64 sq km. The Company is awaiting a decision from the Malian Minister of Mines on its request to group the concessions and the subsequent granting of permits for the resumption of work.

Previous drilling by the Company has intersected significant gold in four different areas. In the TD zone, DH 02TD intersected 5.5 metres of 2.91 g/t gold and 7.0 metres of 4.24 g/t gold, and in DH 03TD, 10.8 metres of 2.15 g/t gold.



GREAT QUEST METALS LTD

Second Quarter Report to Shareholders - For the Six Months Ended June 30, 2010
(BC Form 51-102F1, Schedule C: Management Discussion and Analysis)

Taseko Copper-Gold-Molybdenum Property
Great Quest holds a 100% interest in the 27 sq km Taseko property, located 225 kilometres north of Vancouver, BC and 25 km south of the Prosperity copper-gold property held by Taseko Mines Ltd. No work was completed on this property in 2009. The property covers the Empress and East zones which are copper-gold metasomatic occurrences as well as the copper-molybdenum Buzzer, Buzzer West, Granite Creek and Rowbottom mineral occurrences which fall into the porphyry copper category.

In 1991, a pre-feasibility study on the Empress deposit by James Askew and Associates, Inc., Mining, Geological and Geochemical Engineers estimated in situ resources of 11,078,000 tons of 0.61% copper and 0.023 ounces per ton gold, at a cut-off grade of 0.40% copper using prices of $1.00 per pound copper and $400 per ounce gold. The study was commissioned by ASARCO Incorporated, Great Quest's joint partner at the time. As that study predates NI43-101, it must be declared that the potential quantity and grade is conceptual in nature; there has been insufficient exploration to define a mineral resource; and it is uncertain that further exploration will result in the target being delineated as a mineral resource. The Company is currently in joint venture discussions on the property. Work is required in 2010 to keep the claims in good standing.

The Exploration Team
Planning for and supervision of the projects in Mali is carried out by Mahamadou Keita (M.Sc. Geo.), Willis W. Osborne (M.Sc. Geo.) and Jed Diner (M.Sc., P. Geo.). Jed Diner is the Independent Qualified Person under National Instrument 43-101.

Great Quest Appoints Two New Directors
The addition of 2 new Directors has considerably strengthened the Great Quest Board of Directors. Jed Richardson jointed the Board in April. Mr. Richardson graduated from the University of Toronto in 1998 with a Bachelor of Applied Science Engineering in Mining. He has worked for Alcan as an Engineer, RBC Capital Markets as a Research Associate and, for 5 years, as a Research Analyst with Cormark Securities. He is currently a Director and Vice-President of Corporate Development of Amazon Mining (TSX-V: AMZ), a UK registered company, which has potash and gold interests in Brazil.

Mr. Richardson, who is based in Toronto, will complement the Board, particularly with his experience in capital markets and his interest and background in the exploration and production of fertilizer. He has familiarity with African mining projects and strong ties to West Africa which will help to advance Great Quest's phosphate project in eastern Mali.

Ehud Levy, a consultant to the phosphate manufacturing industry joined the Board of directors in July of this year. Mr. Levy worked in Israel as Manager, Research and Development, responsible for fertilizers, phosphoric acid and new business development with Rotem, a component of ICL, one of the world's largest fertilizer and specialty chemical companies. He was also Managing Director of the Chemical Technologies Division at Bateman-Litwin where he was responsible for project initiations and new processes for sophisticated application of phosphates. In welcoming Mr. Levy to the Board, Great Quest is looking beyond the exploration phase of phosphate development and to the production stage.

Both Mr. Richardson and Mr. Levy are members of the newly formed Phosphate Advisory Committee which has been established to assist on the commercial development of the company's phosphate project. Dr. Lamine Traoré is another member of the Advisory Committee. He is on staff at the Institut d'Economie Rurale and is an advisor and researcher on best practices in sustainable agriculture in West Africa.


GREAT QUEST
METALS LTD

Overview of Performance

During the Second Quarter of Fiscal 2010, the Company's assets decreased by $1,055,281 to $7,671,592. This is mainly due to the $1,038,478 unrealized loss on the 6,108,696 Avion Gold Corporation common shares owned by the Company. Avion Gold Corporation's common shares decreased from $0.67 per share as at March 31, 2010 to $0.50 as at June 30, 2010. And as a result, the Company's working capital decreased by $1,180,527 from a working capital of $5,108,181 at the end of the First Quarter of Fiscal 2010 to a working capital of $3,927,654 at the end of the Second Quarter of Fiscal 2010.

Results of Operations

The Company's operations consist of the exploration and development of mineral concessions in Mali and Canada, the maintenance of a head office in Canada, and the maintenance of an operations office in Mali.

The net loss for the Second Quarter of Fiscal 2010 was $289,154 or $0.007 per share compared to a net loss of $174,298 or $0.005 per share for the Second Quarter of Fiscal 2009. This represents an increase in net loss of $114,856. The main reason for the increase in net loss is the $111,955 stock based compensation expense related to the 300,000 stock options granted during the quarter.

Other highlights for the Second Quarter of Fiscal 2010 compared to the Second Quarter of Fiscal 2009 are as follows: Accounting and audit decreased by $11,869; Legal fees decreased by $16,145; Management fees increased by $36,250; New project examination costs decreased by $23,726; Promotion, travel and shareholder relations increased by $28,087; and Stock based compensation increased by $102,346. Accounting and audit decreased because of a decrease in the cost of the audit compared to the prior year. Legal fees decreased because there was no due diligence costs related to the Tilemsi project and the agreement with Avion Gold Corporation that was required in the prior year. Management fees increased because of the increase in compensation paid to the CEO and CFO. New project examination costs decreased because management's effort on researching and looking into new properties has decreased significantly. Promotion, travel and shareholder relations increased because of the $8,000 paid to a corporate finance consultant, $10,000 paid to a promotions company and approximately $6,500 spent by management to attend meetings in Mali to further the Phosphate project. Stock based compensation increased because in the current period the Company issued 300,000 stock options with a fair value of approximately $0.37 per option to a Director compared to only 280,000 stock options with a fair value of approximately $0.04 per option in the Second Quarter of Fiscal 2009.

Liquidity and Capital Resources

During the Second Quarter of Fiscal 2010, the Company issued 500,000 shares at a price of $0.10 per share for the exercise of options for a total consideration of $50,000 and 1,222,500 shares at a price of $0.10 per share for the exercise of warrants for a total consideration of $122,250.

Related Party Transactions

During the Second Quarter of Fiscal 2010, the Company paid management fees totalling $30,000 (2009 - $15,000) to a company wholly owned by Willis W. Osborne, Director, management fees totalling $29,500 (2009 - $8,250) to a company wholly owned by Victor Jones, Director, geological fees and administration costs totalling $12,511 (2009 - $ 10,094) to Mamadou Keita, Director and accounting fees totalling $ 3,439 (2009-$2,861) and consulting fees totalling $5,749 (2009 - $5,066) to the Secretary of the Company.


GREAT QUEST
METALS LTD

Off-Balance Sheet Arrangements

The Company has no off-Balance Sheet Arrangements.

Summary of Quarterly Results

Selected consolidated financial information for the last 12 quarters is as follows:

Quarter	Revenue	Net income (loss)	Net earnings (loss) per share
2010 2nd Q	$ 1,120	$ (289,154)	$ (0.007)
2010 1st Q	$ 339	$1,925,003	$ 0.050
2009 4th Q	$ 167	$ (315,269)	$ (0.012)
2009 3rd Q	$ 77	$ (343,954)	$ (0.009)
2009 2nd Q	$ 78	$ (174,298)	$ (0.005)
2009 1st Q	$ 21	$ (116,389)	$ (0.004)
2008 4th Q	$ 195	$ (377,228)	$ (0.017)
2008 3rd Q	$ 2,900	$ (126,375)	$ (0.004)
2008 2nd Q	$ 5,752	$ (211,809)	$ (0.008)
2008 1st Q	$ 7,722	$ 458,174	$ 0.017
2007 4th Q	$ 7,713	$ (410,247)	$ (0.060)
2007 3rd Q	$ 5,682	$ (107,964)	$ (0.020)

Changes in Accounting Policies Including Initial Adoption

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian generally accepted accounting principles ("GAAP") and IFRS over an expected five year transitional period and set 2011 as the changeover date for publicly-listed companies to use IFRS. This will replace Canada's own GAAP, for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, as part of the Company's transition plan management has been reviewing materials and attending seminars related to the changeover and will prepare additional data and internal reports during 2010 for comparative purposes in 2011. Also as part of its plan, the Company will begin to provide training to its staff and is consulting with its accountants on appropriate changes and disclosures that may be required for the Company and its subsidiaries.

The Company is upgrading its accounting systems in anticipation of the changeover to ensure appropriate internal controls and timely reporting under the new standards, including fair value reporting and risk analysis. While the Company has begun preparation for the adoption and transition to IFRS commencing 2011, it will continue to identify the differences in financial reporting.

Financial and Other Instruments

The Company's financial instruments consist of cash, term deposits, accounts receivables, accounts payables and accrued liabilities, loans payables and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

Investor Relations

George W. Butterworth is the Company's investor relations representative. Mr. Butterworth liaises with the investment community and communicates with investors and shareholders about the Company's projects and progress.

DATED: August 25, 2010

ON BEHALF OF THE BOARD OF DIRECTORS OF GREAT QUEST METALS LTD.

"Willis W. Osborne"

Willis W. Osborne
President & Director

GREAT QUEST METALS LTD.

QUARTERLY REPORT
JUNE 30, 2010

NOTICE OF NO AUDITOR REVIEW OF INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim consolidated financial statements, they must be accompanied by a notice indicating that the consolidated financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these consolidated financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim consolidated financial statements by an entity's auditor.

SCHEDULE A: FINANCIAL STATEMENTS

1. Consolidated Balance Sheets
2. Consolidated Statements of Operations, Comprehensive Loss and Deficit
3. Consolidated Statements of Cash Flows
4. Consolidated Statements of Deferred Exploration Costs
5. Notes to the Consolidated Financial Statements

GREAT QUEST METALS LTD.

Vancouver, Canada

Consolidated Financial Statements

(Unaudited – Prepared By Management)

June 30, 2010 and 2009

GREAT QUEST METALS LTD.
CONSOLIDATED BALANCE SHEETS
JUNE 30, 2010
(With comparative audited figures for December 31, 2009)

	June 30, 2010 (unaudited)	December 31, 2009 (audited)
ASSETS		
Current Assets		
Cash	$ 30,995	$ 58,473
Term deposits	782,154	20,761
Investments (Note 2)	3,054,348	-
Goods and services tax recoverable	6,879	3,611
Accounts receivable	44,413	28,125
Prepaid expenses	44,787	-
	3,963,576	110,970
Due from director	30	654
Automobile, equipment and furniture (Note 3)	3,489	4,105
Mineral properties, including deferred costs (Note 4)	3,696,083	5,609,010
Deposits	8,414	8,414
	$ 7,671,592	$ 5,733,153
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	18,144	323,377
Loans payable	-	57,500
Due to related parties	17,778	79,873
	$ 35,922	$ 460,750
SHARE CAPITAL AND DEFICIT		
Share capital (Note 5)	10,814,438	10,505,773
Contributed surplus (Note 5)	1,356,507	1,182,102
Deficit	(4,535,275)	(6,415,472)
	7,635,670	5,272,403
	$ 7,671,592	$ 5,733,153

Subsequent events (Note 9)

Approved by the Directors:

"Willis W. Osborne"
Director

"Victor J.E. Jones"
Director

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
FOR THE PERIODS ENDED JUNE 30, 2010 AND JUNE 30, 2009

	3 Months ended		6 Months ended	
	JUNE 30, 2010	JUNE 30, 2009	JUNE 30, 2010	JUNE 30, 2009
ADMINISTRATION COSTS:				
Accounting and audit	$ 18,659	$ 30,528	$ 29,494	$ 35,962
Amortization	47	440	95	880
Bank charges	43	948	248	1,269
Consulting	5,749	5,066	12,894	10,341
Investor relations	7,500	7,500	17,000	15,000
Legal	4,432	20,577	22,205	38,199
Management fees	59,500	23,250	182,700	46,840
New property examination costs	3,080	26,806	9,820	48,615
Office and general	19,601	17,482	73,425	31,593
Promotion, travel and shareholder relations	35,286	7,199	65,801	11,936
Rent	12,545	12,369	24,240	23,523
Securities and brokerage fees	7,233	10,452	13,635	18,387
Stock-based compensation	111,955	9,609	175,070	13,105
Telephone and communication	2,191	1,933	4,928	3,984
	(287,821)	(174,159)	(631,555)	(299,634)
Gain on sale of investments	-	-	359,485	-
Gain on sale of properties	-	-	1,908,464	-
Gain (loss) on foreign exchange	(2,453)	217	(2,003)	(4,740)
Interest income	1,120	(78)	1,458	(176)
NET INCOME (LOSS) FOR THE PERIOD	(289,154)	(174,298)	1,635,849	(294,668)
UNREALIZED GAIN (LOSS) ON FINANCIAL ASSETS	(1,038,478)	-	244,348	-
NET AND COMPREHENSIVE INCOME (LOSS) FOR PERIOD	(1,327,632)	(174,298)	1,880,197	(294,668)
DEFICIT AT BEGINNING OF PERIOD	(3,207,643)	(5,585,932)	(6,415,472)	(5,465,562)
DEFICIT AT END OF PERIOD	$ (4,535,275)	$ (5,760,230)	$ (4,535,275)	$ (5,760,230)
Basic and diluted earnings (loss) per share	$ (0.007)	$ (0.005)	$ 0.041	$ (0.009)
Weighted average common shares outstanding	40,519,981	33,948,247	39,477,064	32,502,414

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE PERIODS ENDED JUNE 30, 2010 AND JUNE 30, 2009

	3 Months ended		6 Months ended	
	JUNE 30, 2010	JUNE 30, 2009	JUNE 30, 2010	JUNE 30, 2009
OPERATING ACTIVITIES:				
Net income (loss) for the period	$ (289,154)	$ (174,298)	$ 1,635,849	$ (294,668)
Adjustments:				
Amortization	47	440	94	880
Stock-based compensation	111,955	9,609	175,070	13,105
Gain on sale of investments	-	-	(359,485)	-
Gain on sale of properties	-	-	(1,908,464)	-
Loss on foreign exchange conversion	2,454	-	2,003	-
	(174,698)	(164,249)	(454,933)	(280,683)
Change in non-cash working capital items:				
Goods and services tax recoverable	4,702	(16)	(3,268)	332
Prepaid expenses	2,700	522	(44,787)	568
Accounts receivable	(10,393)	-	(18,742)	-
Accounts payable and accrued liabilities	(16,660)	(34,534)	(304,782)	(36,138)
	(194,349)	(198,277)	(826,512)	(315,921)
FINANCING ACTIVITIES:				
Loans payable	-	109,500	(57,500)	109,500
Due to related parties	4,806	25,661	(62,095)	46,258
Issue of share capital for cash	172,250	127,000	308,000	237,000
Share subscription advances	-	-	-	(5,000)
Share issue costs	-	(800)	-	(800)
	177,056	261,361	188,405	386,958
INVESTING ACTIVITIES:				
Proceeds from sale of investments	-	-	1,049,485	-
Proceeds from sale of properties	-	-	500,000	-
Acquisition costs of mineral properties	(73,522)	(3,564)	(78,286)	(3,564)
Deferred exploration and development costs, net of amortization	(63,607)	(30,296)	(99,801)	(38,091)
	(137,147)	(33,874)	1,372,022	(39,136)
INCREASE (DECREASE) IN CASH	(154,440)	29,210	733,915	31,901
CASH AT BEGINNING OF PERIOD	967,589	30,746	79,234	28,055
CASH AT END OF PERIOD	$ 813,149	$ 59,956	$ 813,149	$ 59,956
Cash is comprised of:				
Cash	$ 30,995	$ 39,085	$ 30,995	$ 39,085
Term Deposits	782,154	20,871	782,154	20,871
	$ 813,149	$ 59,956	$ 813,149	$ 59,956

Supplemental cash flow information (Note 8)

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

GREAT QUEST METALS LTD.
CONSOLIDATED STATEMENTS OF DEFERRED EXPLORATION COSTS
FOR THE PERIODS ENDED JUNE 30, 2010 AND JUNE 30, 2009

	Mali	Canada	2010 Total	2009 Total
EXPLORATION COSTS:				
Amortization	$ 522	$ -	$ 522	$ -
Drilling, reclamation and assays	-	-	-	5,040
Exploration surveys	75,524	-	75,524	28,973
Office, consulting and travel	24,277	-	24,277	4,078
Total costs incurred during the period	100,323	-	100,323	38,091
Balance, beginning of period	3,178,236	1,765,742	4,943,978	5,106,986
	3,278,559	1,765,742	5,044,301	5,109,297
Less sale of properties	(2,265,727)	-	(2,265,727)	-
Balance, end of period	$ 1,012,832	$ 1,765,742	$ 2,778,574	$ 5,109,297

"Prepared by Management without Audit"
The accompanying notes are an integral part of these financial statements.

1. INTERIM CONSOLIDATED FINANCIAL STATEMENTS

While the interim consolidated financial statements are prepared by management without audit, they are prepared using the same accounting policies and methods of application as the Company's annual December 31, 2009 audited consolidated financial statements. It is suggested that these consolidated financial statements be read in conjunction with the Company's annual December 31, 2009 audited consolidated financial statements.

2. INVESTMENTS

As at June 30, 2010 the Company owned 6,108,696 common shares of Avion Gold Corporation at a deemed price of $0.46 per share for a total cost base of $2,810,000. The market price for these shares at June 30, 2010 was $0.50 per share for a total fair value of $3,054,348. As a result, $244,348 has been recorded as unrealized gain on financial assets under comprehensive income.

3. AUTOMOBILE, EQUIPMENT AND FURNITURE

	June 30, 2010			December 31, 2009
	Cost	Accumulated Amortization	Net Book Value	Net Book Value
Automobile	$ 41,769	$ 40,160	$ 1,609	$ 1,893
Equipment	18,924	17,107	1,817	2,138
Furniture	2,347	2,284	63	74
	$ 63,040	$ 59,551	$ 3,489	$ 4,105

4. MINERAL PROPERTIES

June 30, 2010

	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Sale of Properties	Total
a. Mali Properties	$ 916,483	$ 3,454,369	$ -	$ (2,441,536)	$ 1,929,316
b. Taseko Property	1,025	1,765,742	-	-	1,766,767
	$ 917,508	$ 5,220,111	$ -	$ (2,441,536)	$ 3,696,083

December 31, 2009

	Acquisition Costs	Deferred Exploration Costs	Write-off of Capitalized Costs	Sale of Properties	Total
a. Mali Properties	$ 863,525	$ 3,418,485	$ (439,767)	$ -	$ 3,842,243
b. Taseko Property	1,025	1,765,742	-	-	1,766,767
	$ 864,550	$ 5,184,227	$ (439,767)	$ -	$ 5,609,010

4. MINERAL PROPERTIES (Continued)

a) Mali Properties

i. Sanoukou Gold Concession:

The Company acquired the 24 sq km Sanoukou gold concession in western Mali, West Africa. Under the terms of the agreement, to acquire a 95% interest in the Concession, the Company is required to pay the Owner 60 million FCFA over a period of four years and perform the necessary work to keep the Concession in good standing. The Convention d'Etablissement permit has recently been granted and the Company is awaiting the granting of the Arrête de la Miniere permit.

During the current period, the Company paid 20,000,000 FCFA (CDN $43,192) to the Owner.

A summary of the total remaining payments required under the agreement are as follows:

	Amount	CDN$
2010	5,000,000 FCFA	9,776
2011	10,000,000 FCFA	19,552
2012	10,000,000 FCFA	19,552
2013	10,000,000 FCFA	19,552
2014	5,000,000 FCFA	9,776
	40,000,000 FCFA	$ 78,208

ii. Tarkint Est Phosphate Concession:

The Company acquired the 320 sq km Tarkint Est phosphate concession in eastern Mali, West Africa. Under the terms of the agreement, to acquire a 97% interest in the Concession, the Company is required to pay the Owner 100 million FCFA over a period of three years from the receipt of the Arrête de la Miniere permit.

During the current period, the Company paid 15,000,000 FCFA (CDN $30,331) to the Owner.

A summary of the total remaining payments required under the agreement are as follows:

	Amount	CDN$
On receipt of Arrête	15,000,000 FCFA	29,329
One year from receipt	20,000,000 FCFA	39,105
Two years from receipt	20,000,000 FCFA	39,105
Three years from receipt	30,000,000 FCFA	58,657
	85,000,000 FCFA	$ 166,196

5. SHARE CAPITAL

The authorized share capital of the Company is unlimited shares without par value.

The Company has issued shares of its capital stock as follows:

	June 30, 2010		December 31, 2009	
	Number of Shares	Amount $	Number of Shares	Amount $
Balance, beginning of period/year	37,975,814	$10,505,773	30,139,914	$10,090,398
Issued during the period/year for:				
Cash	3,492,500	308,000	5,925,000	237,000
Debt	-	-	1,685,900	168,590
Loans payable – financing cost	-	-	225,000	11,250
Share issue costs	-	-		
cash	-	-	-	(800)
agents units/warrants	-	665	-	(665)
Balance, end of period/year	41,468,314	$10,814,438	37,975,814	$10,505,773

Transactions for the Issue of Share Capital
During the quarter ended June 30, 2010:

a. The Company issued 500,000 shares at a price of $0.10 per share for the exercise of options for a total consideration of $50,000.

b. The Company issued 1,222,500 shares at a price of $0.10 per share for the exercise of warrants for a total consideration of $122,250.

Stock Options

A summary of the status of the Company's stock option plan as of June 30, 2010 and December 31, 2009, and changes during the period and year then ended are as follows:

	June 30, 2010			December 31, 2009		
	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Shares	Weighted Average Exercise Price	Weighted Average Remaining Life in Years
Options outstanding, beginning of period/year	3,155,000	$ 0.13	4.80	2,675,000	$ 0.14	4.80
Exercised	(510,000)	$ 0.10	-	-	-	-
Granted	800,000	$ 0.25	-	480,000	0.10	-
Options outstanding, end of period/year	3,445,000	$ 0.16	3.66	3,155,000	$ 0.13	3.94

5. SHARE CAPITAL (Continued)

Stock Options (Continued)

The following table summarizes information about the stock options outstanding and exercisable at June 30, 2010:

Options Outstanding	Options Exercisable	Price	Expiry Date
700,000	700,000	$ 0.25	April 8, 2013
1,485,000	1,485,000	$ 0.10	December 30, 2013
280,000	280,000	$ 0.10	June 16, 2014
180,000	180,000	$ 0.10	November 24, 2014
500,000	500,000	$ 0.15	February 17, 2015
300,000	300,000	$ 0.41	April 7, 2015
3,445,000	3,445,000		

The fair values of options granted during the quarter ended June 30, 2010 were estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

Expected volatility	148.55%
Risk-free interest rate	2.98%
Expected life	5 years
Expected dividend yield	0%

Based on the above assumptions, the average fair value of each option granted and vested was $0.37. Accordingly, compensation expense of $111,955 was recorded in the statement of operations.

Warrants

Nil.

Compensation

Agent Compensation Options

Nil.

Agent Compensation Warrants

Nil.

Contributed surplus

	June 30, 2010	December 31, 2009
Balance, beginning of period/year	$ 1,182,102	$ 1,157,244
Stock-based compensation expense	175,070	24,193
Agent warrants issued	(665)	665
Balance, end of period/year	$ 1,356,507	$ 1,182,102

Stock Based Compensation

During the current period, stock-based compensation has been recorded in the amount of $111,955 and included in contributed surplus. This amount relates to 300,000 options that had vested during the period.

6. RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the six month period ended June 30, 2010:

a. Management fees totalling $93,500 (2009 - $30,000) were incurred with corporations related to the Company by the CEO of the Company.
b. Management fees totalling $89,200 (2009 - $16,840) have been incurred with a corporation related to the Company by the CFO of the Company.
c. Geological fees totalling $20,448 (2009 - $3,738) and administration costs totalling $15,291 (2009 - $16,759) have been incurred with a Director of the Company.
d. Accounting fees totalling $6,221 (2009 - $5,565) and consulting fees totalling $12,894 (2009 - $10,001) have been incurred with the Secretary of the Company.

These transactions are in the normal course of operations and have been valued in these financial statements at the exchange amount which is the amount of consideration established and agreed to by the related parties.

7. SEGMENTED INFORMATION

The Company's activities are all in the one industry segment of mineral property acquisition, exploration and development.

Property, automobile, equipment and furniture by geographical segment are as follows:

	Mali	Canada	Total
June 30, 2010			
Automobile, equipment and furniture	$ 2,953	$ 536	$ 3,489
Mineral properties, including deferred costs	1,934,482	1,761,554	3,696,083
	$ 1,937,482	$ 1,762,090	$ 3,699,572

	Mali	Canada	Total
December 31, 2009			
Automobile, equipment and furniture	$ 3,474	$ 631	$ 4,105
Mineral properties, including deferred costs	3,842,243	1,766,767	5,609,010
	$ 3,845,717	$ 1,767,398	$ 5,613,115

	Mali	Canada	Total
For the period ended June 30, 2010			
Gain on sale of investments	$ -	$ 359,485	$ 359,485
Gain on sale of properties	1,908,464	-	1,908,464
Loss on foreign exchange conversion	(2003)	-	(2003)
Interest income	-	1,458	1,458
Expenses	(58,638)	(572,917)	(631,555)
	$ 1,847,823	$ (211,974)	$ 1,635,849

	Mali	Canada	Total
For the year ended December 31, 2009			
Gain on foreign exchange conversion	$ 20,287	$ -	$ 20,287
Interest income	-	343	343
Expenses	(553,552)	(416,988)	(970,540)
	$ (533,265)	$ (416,645)	$ (949,910)

8. SUPPLEMENTAL CASH FLOW INFORMATION

The Company incurred non-cash financing and investing activities during the period/year ended June 30, 2010 and December 31, 2009 as follows:

	June 30, 2010	December 31, 2009
Non-cash financing activities:		
Issue of share capital as financing costs	$ -	$ 11,250
Issue of share capital for debt	-	168,590
Accounts payable and accrued liabilities	-	(81,590)
Loans payable	-	(50,000)
Due to related parties	-	(37,000)
	$ -	$ 11,250

	June 30, 2010	December 31, 2009
Non-cash investing activities:		
Acquisition of Avion Gold Corporation shares	$ 3,500,000	$ -
Unrealized gain on investments	1,282,826	-
Reallocation of option payment previously received	350,000	-
Deferred exploration and development costs - amortization	(522)	(744)
	$ 5,132,304	$ (744)

9. SUBSEQUENT EVENTS

a) Granting of stock options

The Company granted 500,000 stock options to directors, officers and consultants of the Company. Each stock option entitles the holder to purchase one common share of the Company's capital stock at a price of $0.91 for a term of five years.

The average fair value of each option granted was $0.83.

The above amount was calculated using the Black-Scholes model with the following assumptions:

Expected annual volatility	148.78%
Risk-free interest rate	2.44%
Expected life	5 years
Expected dividend yield	0%

b) Issuance of share capital

The Company issued 45,000 shares at a price of $0.10 per share and 50,000 shares at a price of $0.25 per share for the exercise of stock options for a total consideration of $17,000.



GREAT QUEST METALS LTD

Corporate Information

(At August 25, 2010)

CORPORATE HEAD OFFICE

Suite 515, 475 Howe Street, Vancouver, British Columbia, Canada V6C 2B3
Telephone: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

DIRECTORS & OFFICERS

Mr. Victor J.E. Jones, Chairman, CFO & Director
Mr. Willis W. Osborne, President, CEO & Director
Mr. Mahamadou Keita, VP-Exploration & Director
Mr. John A. Clarke, Director
Mr. Ehud Levy, Director
Mr. Jed Richardson, Director
Mr. Robert Veitch, Director
Ms. Jennifer Nestoruk, Corporate Secretary

INVESTOR RELATIONS

Mr. George Butterworth: 604-689-2882
Toll Free: 877-325-3838

STOCK EXCHANGE LISTINGS

TSX Venture Exchange (TSX-V)
Trading Symbol "GQ"

Berlin-Bremen Exchange
Trading Symbol "GQM"

Frankfurt Exchange
Trading Symbol "GQM"

SHARE CAPITAL

Authorized:	Unlimited
Issued:	41,803,314
Options:	3,610,000
Warrants:	0
Fully Diluted	45,413,314

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed

TRANSFER AGENT & REGISTRAR

Computershare
510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9

LEGAL COUNSEL & RECORDS OFFICE

DuMoulin Black LLP
10th Floor, 595 Howe Street, Vancouver, British Columbia, Canada V6C 2T5

AUDITORS

MacKay LLP, Chartered Accountants
1100 – 1177 West Hastings Street, Vancouver, British Columbia, Canada V6E 4T5

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